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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto

Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Shanda Interactive Entertainment Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

81941Q 20 3[1] (CUSIP Number)

January 12, 20052

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

[2]	The date Cisco Systems, Inc. acquired the shares beneficially owned by it pursuant to a partnership distribution.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems, Inc. Tax ID Number: 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 13,855,499 Ordinary Shares[1,2,3] 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 13,855,499 Ordinary Shares[1,2,3] 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,855,499 Ordinary Shares[1,2,3]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒[3]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[4]
12	TYPE OF REPORTING PERSON CO

[1]	Represented by 6,927,749.5 American Depositary Shares.

[2]	Includes 5,000,000 Ordinary Shares (represented by 2,500,000 American Depositary Shares) subject to a secured share forward contract, dated January 18, 2005. Cisco Systems, Inc. no longer has voting or dispositive power with respect to said shares.

[3]	See Item 8 below.

[4]	Based on 139,960,328 Ordinary Shares outstanding as of December 31, 2004, as reported by the Issuer in its registration statement on Form F-1 filed with the Securities and Exchange Commission on January 13, 2005.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Shanda Interactive Entertainment Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 China.

Item 2(a)	Name of Person Filing:

Cisco Systems, Inc. Cisco Systems, Inc. is making an individual filing on Schedule 13G in accordance with Rule 13d-1(k)(2) under the Act and is responsible solely for the information contained in its individual filing.

Item 2(b)	Address of Principal Business Office or, If None, Residence

170 West Tasman Drive, San Jose, California 95134

Item 2(c)	Citizenship:

State of California

Item 2(d)	Title of Class of Securities:

Ordinary Shares, $0.01 par value per share

Item 2(e)	CUSIP Number:

81941Q 20 3[1]

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

(a) Amount Beneficially Owned: 13,855,499[2,3,4] Ordinary Shares

(b) Percent of Class: 9.9%[3,5]

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 13,855,499[2,3,4] Ordinary Shares

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 13,855,499[2,3,4] Ordinary Shares

(iv) shared power to dispose or to direct the disposition of: 0

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

[2]	Represented by 6,927,749.5 American Depositary Shares.

[3]	Includes 5,000,000 Ordinary Shares (represented by 2,500,000 American Depositary Shares) subject to a secured share forward contract, dated January 18, 2005. Cisco Systems, Inc. no longer has voting or dispositive power with respect to said shares.

[4]	See Item 8 below.

[5]	Based on 139,960,328 Ordinary Shares outstanding as of December 31, 2004, as reported by the Issuer in its registration statement on Form F-1 filed with the Securities and Exchange Commission on January 13, 2005.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2005	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell
	Name:	Dennis D. Powell
	Title:	Senior Vice President and Chief Financial Officer

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 6 of 6 Pages

Exhibit A

Identification and Classification of Members of the Group

Cisco Systems, Inc. has a relationship with SB Asia Infrastructure Fund L.P., SB Asia Pacific Investments Limited and SAIF Partners LP by virtue of an agreement among the parties whereby the parties agreed to allocate the volume limitation set forth by Rule 144 under the Securities Act of 1933, as amended, so that sales of Ordinary Shares by the parties that may be subject to Rule 144 in the aggregate would not exceed such volume limitation. The ongoing obligations under this agreement are intended solely to facilitate compliance with Rule 144 and enable each party to sell a portion of its securities in any 3-month period. The parties have no agreement as to whether, when or how any of them will effect any sales other than the allocation described above. These obligations will expire on the earlier of: (i) January 12, 2006, or (ii) with respect to any party, the date on which such party’s sales are no longer aggregated with the sales of the other parties under Rule 144.

By virtue of the agreement described above, it could be alleged that a “group” has been formed within the meaning of Rule 13d-5(b)(1) of the Act. While none of the Reporting Persons concedes that such a “group” has been formed, this filing is being made as if such a “group” exists to ensure compliance with the Act. Cisco Systems, Inc. has been advised that SB Asia Infrastructure Fund L.P., SB Asia Pacific Investments Limited and SAIF Partners LP are separately reporting their ownership of the Issuer’s Ordinary Shares on a Schedule 13G.

Cisco Systems, Inc. disclaims beneficial ownership of any Ordinary Shares of the Issuer owned by any other party to the agreement referred to above.